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Exhibit (a)(ix)

NORTHWEST AIRLINES CORPORATION
STOCK OPTION EXCHANGE PROGRAM

Insider Trading Black-Out Period

        This memo explains how the Company's insider trading policy impacts the ability of eligible employees to participate in the Company's Stock Option Exchange Program, which was announced by the Company on December 13, 2002.

        The Company's insider trading policy prohibits management employees of Northwest Airlines at the director level and above and other employees who are designated as Company "insiders" from purchasing or selling Company stock during certain quarterly "blackout periods." These blackout periods commence 30 days prior to the scheduled public announcement of the Company's quarterly or annual financial results and continue until twenty-four hours after the announcement. The Company's financial results for the fourth quarter 2002 will be announced on Tuesday, January 21, 2003 and, therefore, the Company's fourth quarter 2002 black out period will commence on Monday, December 23, 2002 and will end on Wednesday, January 22, 2003.

        As described in the offering materials for the Company's Stock Option Exchange Program, the offering period will commence on Friday, December 13, 2002 and end on Tuesday, January 14, 2003, or a later date if the offer is extended. While the Company's insider trading policy prohibits transactions involving Company stock on the open market during the quarterly black out periods, it does not prohibit employees from engaging in stock transactions with the Company during those periods. Therefore, eligible employees who are interested in participating in the exchange offer may elect to participate at anytime during the offering period. Their participation will not be in violation of the Company's insider trading policy. In addition, employees who desire to exercise outstanding stock options prior to electing to participate in the exchange offer may do so at anytime during the offering period and the exercise of the stock option alone (not including the sale of the shares acquired upon exercise) will not be in violation of the Company's insider trading policy if it occurs during the quarterly black out period. Employees who are subject to the Company's insider trading policy will, however, be prohibited from selling the shares acquired upon exercise of an option in the open market during the black out period. Therefore, if any eligible employee desires to exercise any outstanding stock option prior to electing to participate in the exchange offer and also desires to sell the shares acquired upon exercise of the option (as, for example, would occur in a "cashless exercise"), then the employee must do so prior to Monday, December 23.

        If you have any questions about the Company's insider trading policy, please contact Michael Miller, Vice President—Law & Secretary (612 726-7135) or Cathy Sams, Associate General Counsel & Assistant Secretary (612 727-4097).

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  Exhibit (a)(ix)
NORTHWEST AIRLINES CORPORATION STOCK OPTION EXCHANGE PROGRAM
Insider Trading Black-Out Period